metabolic

RECEIVED

2008 JUL 29 A 11: 26

FICE OF INTERNATIONAL CORPORATE FINANCE

21 July, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

08004025

Dear Sir/Madam,

SUPPL

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgement	To:	Title	No of Pages
18 July 2008	ASX	Xceed announcement – Sale of PolyNovo	4
18 July 2008	ASX	Metabolic announcement – proposed acquisition of PolyNovo	4
18 July 2008	ASX	Presentation on proposed acquisition of PolyNovo	20

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
JUL 31 2008
THOMSON REUTERS

Belinda Shave
Financial Controller & Company Secretary

(MPSEC21-7-08.doc)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	18-Jul-2008
Time	09:34:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

XCD: Sale of PolyNovo

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

xceed
science for a healthier future

ASX Release **ASX Code: XCD**

Xceed signs binding term sheet for the sale of PolyNovo

18 July 2008

- **PolyNovo Biomaterials Ltd sold to Metabolic Pharmaceuticals Ltd (ASX:MBP)**
- **XCD to receive approximately 158m shares in MBP for its 64% stake in Polynovo and intends to distribute these MBP shares to XCD shareholders**
- **Future MBP will be renamed Polynovo Biomaterials Ltd and will fund and direct the successful PolyNovo biodegradable polymer technology and deals going forward**
- **MBP currently has over $15m in cash (about 5c/share) and has been seeking a successful biotechnology business to acquire**

Xceed Capital Limited (ASX: XCD) ("Xceed") today is pleased to announce that it has entered into a binding term sheet to sell its 64% shareholding in PolyNovo Biomaterials Ltd ("PolyNovo") to Metabolic Pharmaceuticals Limited (ASX: MBP) ("Metabolic").

As foreshadowed in the Xceed ASX announcement of the 8th July 2008, PolyNovo needs further working capital to expand in order to meet the requirements of the current licensing deals and to develop further applications of its novel NovoSorb™ polymer in other valuable markets including cosmetic surgery. The sale of PolyNovo to Metabolic allows for the development program of PolyNovo to be funded for the next two to three years, and provides Xceed shareholders with continued upside potential in relation to their investment in PolyNovo.

The material terms of the binding term sheet signed with Metabolic are as follows:

1. Subject to satisfaction of relevant conditions precedent, Metabolic will acquire 100% of the issued share capital of PolyNovo from its current shareholders, Xceed and Commonwealth Scientific and Industrial Research Organisation ("CSIRO"), in exchange for new issued shares in Metabolic.
   The new shares issued by Metabolic to Xceed and CSIRO will be equal to 45% of the issued shares in Metabolic. The current issued capital including performance rights of Metabolic is around 302 million shares. After the completion of the transaction, Metabolic will issue approximately 158 million shares to Xceed and 89 million shares to CSIRO, with the new issued capital of Metabolic being approximately 549 million shares. Metabolic has around $15 million in cash equivalent to $0.05 cents per share.

2. Xceed will, subject to receiving a favourable class ruling from the Australian Taxation Office, distribute in-specie the Metabolic shares it receives by way of a capital reduction to its shareholders. Xceed has agreed that, by no later than 12 months after the completion of the transaction, or 6 months after the release from any escrow conditions (whichever is the later to occur) it will own not more than 10% of the issued capital of Metabolic. Xceed has also entered into an agreement which will restrict its voting power, except in certain customary circumstances, whilst it holds in excess of 10% of Metabolic.
3. Metabolic has agreed to advance PolyNovo up to $2 million to enable the company to move forward with its business development while the transaction is completed, which is estimated to take 3 months. An initial $1 million will be paid upon the signing of the binding term sheet, and further payments up to an aggregate of $1 million may be advanced following satisfactory due diligence and satisfaction of relevant drawdown conditions.

   In the event that the transaction does not complete, Metabolic may require repayment of the loan or convert the loan into equity in PolyNovo. In the event Metabolic requires the loan be repaid by PolyNovo, Xceed will subscribe for a minimum of $2.5 million of additional share capital in PolyNovo on the terms outlined in the ASX Announcement made by Xceed on the 8th July 2008, to enable PolyNovo to repay the loan and continue meeting the milestones under the current licensing deals.
4. Upon completion of the transaction, the Chief Executive Officer of PolyNovo, Dr Ian Griffiths, will be appointed Chief Executive Officer and Managing Director of Metabolic, and he will resign as a Director of Xceed.
5. Dr Stewart Washer will be appointed to the Board of Metabolic as Xceed's representative, and will remain on the Metabolic Board so long as Xceed holds more than 10% of the shares in Metabolic.
6. It is intended that upon completion of the transaction, Metabolic will change its name to PolyNovo Biomaterials Ltd, and PolyNovo, as a subsidiary, will also change its name. The staff of both companies will be retained to ensure the smooth transition to the Company's future direction which will be to focus on the implementation of the PolyNovo business plan.

Shareholder approval and timeline

This transaction is subject to various conditions precedent including the approval of the shareholders of Xceed and Metabolic at General Meetings, and the final stage approval of CSIRO.

The anticipated timeline for the transaction is as follows:

17 July 2008	Binding term sheet signed
Mid August 2008	Due diligence completed
September 2008	Notices of General Meetings sent to shareholders of Xceed and Metabolic
October 2008	General Meetings of Xceed and Metabolic held
Late October 2008	Completion of the transaction

Mr Patrick O'Connor, Chairman of Xceed Capital said "the Xceed Board has always been committed to the development of PolyNovo and the commercialisation of its novel NovoSorb™ products in valuable medical applications. This transaction presents an excellent basis for PolyNovo to continue to move forward with its projects whilst being fully funded and also having direct access to capital markets in future years. The Xceed Board believes this is the best way to create value for Xceed Shareholders in the short and medium term and enable them to have liquidity in their interest in PolyNovo as a well funded company."

ENDS

Further Information:

Dr Stewart Washer
Executive Director
Xceed Capital Limited
Office: +61 (8) 9226 0329

Mr George Cameron-Dow
Executive Director
Xceed Capital Limited
Office: +61 (8) 9226 0329

Xceed Capital Ltd
Xceed Capital Limited is an investment company based in Perth, Australia and is listed on the Australian Securities Exchange (ASX: XCD). Historically, Xceed has worked closely with CSIRO to successfully spin-off two companies. These companies, Boron Molecular Pty Ltd (100% owned) and PolyNovo Biomaterials Ltd (owned 64% by Xceed with the remaining 36% interest owned by CSIRO) both commenced with exclusively licensed or assigned core technologies developed by CSIRO.

For more information, please visit the company's website at ***www.xceedcapital.com***

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	18-Jul-2008
Time	09:35:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolic signs binding term sheet for PolyNovo

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

ASX Announcement **ASX code: MBP**

Metabolic signs binding term sheet for PolyNovo

- **Metabolic to acquire 100 per cent of PolyNovo shares from its two shareholders Xceed and CSIRO in exchange for shares in Metabolic**
- **Transaction expected to be completed by late October 2008**
- **Dr Ian Griffiths to be appointed as CEO & Managing Director and Board restructure**

Melbourne, 18 July 2008. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that the Company has signed a binding term sheet to acquire PolyNovo Biomaterials Ltd (PolyNovo), a company developing a novel patented family of biodegradable polymers, NovoSorb™, for use in medical devices. The transaction is expected to take around three months to complete and is subject to satisfactory due diligence and relevant regulatory and shareholder approvals. Upon completion of the transaction, approximately 247 million new shares in Metabolic, representing 45 per cent of the Company's current issued capital, will be issued to the shareholders of PolyNovo, being Xceed Capital Limited (Xceed) (ASX: XCD) and Commonwealth Scientific and Industrial Research Organisation (CSIRO).

Mr Rob Stewart, the Chairman of Metabolic, commented "the Board is delighted with this proposed acquisition and believes it will add significant value for our shareholders. PolyNovo is an exciting company with a track record of securing international licensing deals with major companies. Over the last year we have explored numerous M&A possibilities – we believe that PolyNovo presents us with the greatest potential to add value for our shareholders."

PolyNovo's technology - NovoSorb™

PolyNovo is a Melbourne-based company focused on developing its novel patented family of biodegradable polymers NovoSorb™ for use in medical devices. PolyNovo has signed three international deals with major companies since 2006 and is expanding its NovoSorb™ polymer production capacity to supply material to these companies for product development.

NovoSorb™ is based on the novel composition of matter and process patents developed within CSIRO's Division of Molecular and Health Technologies. PolyNovo is focussed on commercialising NovoSorb™ to produce a range of medical products that can be safely broken down and excreted (biodegradable) and utilised (bioresorbable) by the human body. NovoSorb™ offers flexibility which allows it to be formulated either as an injectable gel that can be cured in-situ or on demand or as a solid form product with compressive strength similar to bone. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

Key terms of the deal

Subject to satisfaction of relevant conditions precedent, Metabolic will acquire 100 per cent of the issued share capital of PolyNovo from its two shareholders (Xceed and CSIRO) in exchange for new issued shares in Metabolic. Xceed and CSIRO currently own 64 per cent and 36 per cent of PolyNovo respectively.

Once the transaction has been completed, these two shareholders will be issued new shares on a pro-rata basis, equivalent to 45 per cent of Metabolic's current issued capital. Both Xceed and CSIRO have agreed to abide by any escrow restrictions required by the ASX.

The total number of Metabolic's current issued capital and performance rights is around 302 million. At completion of the transaction approximately 247 million new shares will be issued to Xceed and CSIRO. Therefore, the new issued capital of the Company will be approximately 549 million shares, of which 158 million will be owned by Xceed and 89 million by CSIRO.

Under the terms of the agreement, Xceed is required to distribute all of these Metabolic shares to Xceed's shareholders within a timeframe agreed to by the parties (subject to an ATO Class Ruling and any ASX imposed restrictions). In the event that these Metabolic shares cannot be distributed to Xceed's shareholders, Xceed has agreed that, by no later than 12 months after the completion of the transaction or 6 months after the release from any escrow conditions (whichever is the later to occur), it will own not more than 10 per cent of the issued capital of Metabolic. It has also entered into an agreement which will restrict its voting power, except in certain customary circumstances, whilst it holds in excess of 10 per cent of Metabolic.

The transaction is expected to take three months to complete. In the interim, Metabolic has agreed to advance PolyNovo up to $2 million to enable the company to move forward with the development of its business. Of this amount, $1 million is payable upon signing the binding term sheet and further drawdowns up to an aggregate of $1 million may be advanced following satisfactory due diligence and satisfaction of relevant drawdown conditions. If the transaction is not completed, Metabolic may require repayment of the loan or convert the loan into equity in PolyNovo. Xceed has entered into an agreement with PolyNovo to subscribe a minimum of $2.5 million of additional share capital of PolyNovo to enable it to repay the loan should that be required.

Shareholder approval and timeline

This transaction is subject to various conditions precedent including the approval of the shareholders of Metabolic and Xceed at General Meetings and the final stage approval of CSIRO.

The anticipated timeline for the transaction is as follows:

17 July 2008	Binding term sheet signed
Mid August 2008	Due diligence completed
September 2008	Notices of General Meetings sent to shareholders of Metabolic and Xceed
October	Shareholder Meeting of Metabolic and Xceed
Late October 2008	Completion of transaction

It is intended that on completion of the transaction, Metabolic will change its name to PolyNovo Biomaterials Ltd and PolyNovo, as a subsidiary, will also change its name.

Board and Management

Upon completion of the transaction, Dr Ian Griffiths will be appointed as Chief Executive Officer and Managing Director of Metabolic. Dr Griffiths is the inaugural Chief Executive Officer of PolyNovo. He has a degree in polymer chemistry and a Ph.D. in polyurethane physics from the University of Manchester (UK). Dr Griffiths has extensive experience in the set-up, management and development of biomaterials companies. He has specific industry knowledge and commercial experience in the fields of cardiac surgery, interventional cardiology, cardiac rhythm management, orthopaedics and cosmetic surgery. He has worked with development groups and regulatory agencies on numerous medical devices that are currently commercially available.

Upon completion of the transaction, Mr Don Clarke and Mr Iain Kirkwood will resign as directors of Metabolic and Mr Bruce Rathie, a current director of PolyNovo, and Dr Stewart Washer, an executive director of Xceed, will be appointed to the Board of Metabolic. Dr Washer will remain a director for such period as Xceed holds at least 10 per cent of Metabolic's shares.

The new Board of Metabolic will comprise the following directors:

Rob Stewart	Non-executive Chairman
Ian Griffiths*	Chief Executive Officer & Managing Director
Franklyn Brazil	Non-executive Director
Paul Lappin	Non-executive Director
Stewart Washer	Non-executive Director
Bruce Rathie	Non-executive Director

* Dr Griffiths will resign from the board of Xceed upon completion of the transaction.

The staff of both companies will be retained to ensure the smooth transition to the Company's future direction.

Continued development of Metabolic's research projects

The new Board of Metabolic will review the Company's existing projects targeting motor neuron disease and osteoporosis. It is expected that the Company will continue to seek an out-licensing deal for its osteoporosis drug and will continue its collaboration with Neuren for Neural Regeneration Peptides (NRPs). The appropriate resources will be allocated to these projects as agreed upon by the new Board.

For further information, contact:

Ms Diana Attana
Metabolic Pharmaceuticals Limited
Assistant Company Secretary/IRO
E: diana.attana@metabolic.com.au
T: +61 3 9860 5700

Dr Ian Griffiths
PolyNovo Biomaterials Ltd
Chief Executive Officer
E: ian.g@polynovo.com
T: +61 3 9545 2527

Inherent Risks of Investment in Biotechnology Companies
There are many inherent risks associated with the development of products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of products prior to commercialisation and a significant proportion fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights. Thus investment in companies such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement
Certain statements in this announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Such statements are subject to certain risks and uncertainties inherent in the process of developing products that can be proven to be safe and effective. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this announcement.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	18-Jul-2008
Time	09:49:19
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation - Metabolic to acquire PolyNovo

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

POLYNOVO
BIOMATERIALS PTY LTD

metabolic

Acquisition of PolyNovo

Mr Rob Stewart and Dr Ian Griffiths

Melbourne, 18 July 2008

Risks and forward-looking statement



Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of products prior to commercialisation and a significant proportion fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights. Thus investment in companies such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.



Forward-looking statement

Certain statements in this presentation contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Such statements are subject to certain risks and uncertainties inherent in the process of developing products that can be proven to be safe and effective. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this presentation.

POLYNOVO BIOMATERIALS PTY LTD

metabolic

Who is PolyNovo?

PolyNovo is developing and commercialising its novel biodegradable polymer technology NovoSorb™ for use in medical devices

- PolyNovo has signed three partnering deals with major international medical device companies (Medtronic, Biomet and Smith & Nephew) and its business objective is to continue tailoring the properties of NovoSorb™ for further partnerships
- PolyNovo is based in Melbourne within the CSIRO Molecular and Health Technologies campus, and plans to relocate to a leased facility in Port Melbourne by late 2008
- PolyNovo employs 14 staff mainly across scientific and manufacturing disciplines

POLYNOVO
BIOMATERIALS PTY LTD

metabolic

Strategic rationale for acquiring PolyNovo

- Metabolic considered a wide range of M&A opportunities over the past 12–18 months, before determining that PolyNovo presented the greatest opportunity for building shareholder value in the medium-term

- PolyNovo is an exciting company with excellent technology – with further funding the development of its products can be accelerated

- PolyNovo has a diverse portfolio of high potential products and has already signed three deals with major international medical device companies

- Typically, the path to commercialisation for medical devices is faster and lower in risk than drug development

- Metabolic's cash reserves will permit the effective execution of PolyNovo's current business plan

Transaction summary and name change

- Metabolic has agreed to acquire 100% of PolyNovo securities from its two shareholders, Xceed and CSIRO, in exchange for new issued shares in Metabolic
- Xceed and CSIRO will be issued new shares in Metabolic on a pro-rata basis, equivalent to 45 per cent of Metabolic's current issued capital
- After the transaction is completed, Metabolic's issued capital will increase from approx. 302 million to 549 million, with approximately 247 million new shares to be distributed to Xceed and CSIRO
- Subject to a favourable ATO ruling, Xceed to distribute their portion of Metabolic shares to Xceed shareholders
- The transaction is expected to take three months to complete
- Metabolic will loan PolyNovo up to $2 million prior to the completion of the transaction to enable PolyNovo to move forward with its business development
- Metabolic will change its name to PolyNovo Biomaterials Ltd

POLYNOVO BIOMATERIALS PTY LTD

metabolic

Deal structure


PolyNovo
has two shareholders
64%
Xceed
sells its shares in PolyNovo to Metabolic
36%
CSIRO
sells its shares in PolyNovo to Metabolic
Metabolic
current shares 302m
issue of new shares 247m
Total shares post-transaction 549m
Existing shareholders own 302m shares
Xceed
Receives 158m new Metabolic shares
CSIRO
Receives 89m new Metabolic shares
158m Metabolic shares to be distributed to
Xceed shareholders

POLYNOVO
BIOMATERIALS PTY LTD

metabolic

Board and staff post transaction

- Dr Ian Griffiths will be appointed as Chief Executive Officer & Managing Director
- There will be several Board changes upon completion of the acquisition to ensure that Metabolic has the appropriate mix of skills and experience to take the Company forward through the next stage of development
  - Rob Stewart to continue as Chairman
  - Franklyn Brazil and Paul Lappin to continue as directors
  - Don Clarke and Iain Kirkwood to resign
  - Bruce Rathie, a current PolyNovo director, to be appointed
  - Stewart Washer, an Xceed Director, will be appointed
- 14 PolyNovo staff and 4 Metabolic staff will relocate to a leased facility in Port Melbourne

POLYNOVO BIOMATERIALS PTY LTD

metabolic

Transaction timeline (estimate)

17 July	Binding term sheet signed
Mid August	Due diligence completed
September	Notices of General Meetings sent to shareholders of Metabolic and Xceed
October	Shareholder Meeting of Metabolic and Xceed
Late October	Completion of transaction

Approval required

- Satisfactory due diligence, shareholder approval and final stage approval of CSIRO
- The transaction must be approved at a General Meeting of shareholders

POLYNOVO BIOMATERIALS PTY LTD

metabolic

PolyNovo business model



A PLATFORM TECHNOLOGY WITH MULTIPLE DEVICE TARGETS
A PROVEN MANAGEMENT TEAM AND BOARD
PARTNERED WITH GLOBAL MEDICAL DEVICE COMPANIES
A CLEAR STRATEGY AND PATHWAY TO COMMERCIALISATION
A STRONG PATENT APPLICATION POSITION
A STRONG & DIVERSIFIED PIPELINE
WE CONTINUE TO DEVELOP NEW DEVICES
NOVOSORB TECHNOLOGY
Medtronic Stents
Biomet Cranial Repair
Biomet Cartilage Repair
Smith &Nephew Fracture Fixation &
Bone Void Fillers
NovoSkin Liquid Bandage
NovoSkin Skin Matrix
NovoCosmetica Dermal
Filler

POLYNOVO
BIOMATERIALS PTY LTD

metabolic

What is NovoSorb™?

NovoSorb™ is a novel and versatile biodegradable polymer technology

- Medical devices made from NovoSorb™ can be used on human tissue in a variety of different applications
- Broad range of applications for this technology - less reliance on single product success
- Key advantage of NovoSorb™ is that the medical device harmlessly dissolves after it has performed its role, that is, once the health benefits have been delivered
- NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair
- Global markets in which medical devices made from NovoSorb™ may be used are estimated to be worth US$16 billion a year

NovoSorb™ key features






500 µm

- Range of mechanical properties
- Tailored degradation profile
- Degrades to known products that have a history of clinical use
- Versatility for devices
  - Injectable - mix and cure
  - Injectable - light cure
  - Preformed devices - mass production version

POLYNOVO BIOMATERIALS PTY LTD

metabolic

Development of partnered devices

- Rationale
  - Route to large complex markets
  - Leverage partners skills and resources
- Typical Deal Structure
  - Licence of IP for specific field of use
  - Sign-on payment
  - PolyNovo develops polymer to meet partner specification
  - Milestone payments during product development
  - Partner pays for clinical trials
  - PolyNovo manufactures and supplies NovoSorb to partner
  - Partner manufactures devices from NovoSorb
  - Partner provides sales, marketing and distribution
  - Royalty on net sales

Three deals with major international companies

Medtronic – biodegradable stents (signed 2006)

- World leader in medical devices with a market cap of US$60 billion and annual sales of US$12 billion
- Stents are mesh-like tubes (currently made from metals) used to open blood vessels and keep them open during healing
- Stents made using NovoSorb™ will be minimally invasive and biodegrade after healing

Biomet – *for cartilage repair and cranial & facial bone repair* (signed 2007)

- World leader in orthopaedic devices with sales of US$2.5 billion (acquired by a private equity consortium in Sep 2007)
- Assist cartilage repair and safer devices to assist bone healing

Smith & Nephew – for fracture fixation and bone void fillers (signed 2008)

- World leader in orthopaedic devices with a market cap of US$10 billion and sales of US$3 billion
- Bone void filler replaced damaged or diseased bone
- Strong biodegradable plates and screws for fixing fractures

POLYNOVO BIOMATERIALS PTY LTD

metabolic

PolyNovo device development

- Rationale
  - Simple device concepts
  - Significant future value creation
  - Conduct pilot human trials (cost effective)
  - Mature these products in-house and increase value proposition
- Future Commercialisation Options
  - Trade sale of device
  - Licence for higher values
  - Fund and run separately as a device company

POLYNOVO BIOMATERIALS PTY LTD

metabolic

NovoSkin joint venture

NOVOSKIN



Joint Venture

- 80% PolyNovo
- 20% Dr John Greenwood AM
  - Director Royal Adelaide Hospital Burns Unit
  - Key opinion leader in wounds management
  - Founder of TGA approved skin engineering lab
  - Regulatory and clinical expertise
- Adding significant value by taking two device concepts through early clinical trials before partnering
  - Liquid bandage
  - Full thickness wounds (Biodegradable matrix)


Epidermis
Dermis
Subcutaneous layer

POLYNOVO BIOMATERIALS PTY LTD

metabolic

NovoSkin product opportunities

- Catheter ‘entry-point’ sealant
- Orthopaedic external fixation sealant
- Ophthalmic surgery sealant
- Temporary sealant for orthopaedic trauma
- Post minor surgical dressing
- Full skin thickness temporising matrix





POLYNOVO BIOMATERIALS PTY LTD

metabolic

NovoCosmetica

NovoCosmetica

Joint Venture

- 80% PolyNovo
- 20% Dr Tim Edwards and Dr Tony Moore
- Principals of Australian Plastic Surgery Associates
  - Registered Sculptra™ in Australia
  - Sold rights to sanofi-aventis
  - Regulatory and clinical expertise
  - Access to patients in Australia and overseas
- Adding significant value by taking dermal fillers (NovoFill™) through early clinical trials before partnering

Before



After



POLYNOVO BIOMATERIALS PTY LTD

metabolic

Summary

- Metabolic will issue 247 million new Metabolic shares to Xceed and CSIRO in exchange for 100% ownership of PolyNovo
- Xceed to distribute its shares in Metabolic to Xceed shareholders
- The transaction requires satisfactory due diligence, shareholder approval and final stage CSIRO approval
- The transaction is expected to take around three months to complete
- Metabolic to be renamed 'PolyNovo Biomaterials Ltd'
- This transaction will combine the cash, intellectual property, research and people of both companies, and will enable Metabolic shareholders to participate in the benefits expected from PolyNovo's exciting and diversified portfolio of products

POLYNOVO
BIOMATERIALS PTY LTD

metabolic

For further information, contact

Diana Attana
Assistant Company Secretary/IRO
Metabolic Pharmaceuticals Ltd
T: +61 3 9860 5700
E: diana.attana@metabolic.com.au

Dr Ian Griffiths
Chief Executive Officer
PolyNovo Biomaterials Ltd
T: +61 3 9545 2527
E: ian.griffiths@csiro.au

END

POLYNOVO
BIOMATERIALS PTY LTD

metabolic